February 27, 2013

VIA EDGAR

Mr. Rufus Decker Accounting Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Novelis Inc.
Form 10-K for Fiscal Year Ended March 31, 2012
Filed May 24, 2012
Form 10-Q for the Period Ended September 30, 2012
Filed November 6, 2012
Form 8-K
Filed November 6, 2012
File No. 1-32312

Dear Mr. Decker:

This letter sets forth the responses of Novelis Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Form 10-K for the fiscal year ended March 31, 2012, the Form 10-Q for the quarter ended September 30, 2012 and the Form 8-K filed November 6, 2012. The Staff’s comments were provided to the Company in a letter dated January 30, 2013. For the convenience of the Staff, the text of the comments is reproduced in its entirety followed by our responses.
Form 10-K for the Year Ended March 31, 2012
General

Comment 1:
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
February 27, 2013

Response 1:	We will include in future filings, including our interim filings, if applicable, the additional disclosures and other revisions presented below to the extent of and in substantially the same manner set forth or indicated in this response.

Item 1. Business

Our History

Amalgamation of AV Aluminum Inc. and Novelis Inc., page 6

Comment 2:	You have retrospectively recast all periods presented to reflect the amalgamation. Please expand your disclosures to discuss the impact of the amalgamation on your financial statements.

Response 2:
The amalgamation was effective September 29, 2010. In our Form 10-K, only the Consolidated Statements of Operations and Consolidated Statements of Cash Flows for fiscal 2010 and 2011 could have been affected by the amalgamation. We have disclosed in previous filings that the amalgamation had no effect on those statements for those periods. We will include a statement to that effect in all future filings that include those statements.

Management’s Discussion and Analysis

Results of Operations, page 41

Comment 3:	Please expand your disclosures to separately quantify the increase in cost of goods sold as a result of higher average aluminum prices and increased input cost pressures.

Response 3:
Most of our business is conducted under a conversion model, which allows us to pass through increases or decreases in the price of aluminum to our customers.
Fluctuations in aluminum prices, therefore, affect both our “Net sales” and “Cost of goods sold (exclusive of depreciation and amortization),” albeit potentially in different time periods as described in our discussion of metal price lag. Accordingly, we do not quantify the effects of changing aluminum prices on those lines on our financial statements when analyzing our business, but rather, we focus on analyzing EBITDA and variances that effect EBITDA. The impacts of metal price lag and conversion costs are presented in tabular form and discussed in the "Segment Review" section of "Management's Discussion and Analysis." In recognition of the Staff’s comment, we will further expand our description of the causes of fluctuations in “Cost of goods sold (exclusive of depreciation and amortization)” in future filings and quantify those causes when appropriate. This is an example of the form of such a discussion based on our Results of Operations for the Year Ended March 31, 2012 Compared with the Year Ended March 31, 2011:

“Cost of goods sold (exclusive of depreciation and amortization)” for the year ended March 31, 2012 increased $516 million, or 6%, as compared to fiscal 2011, which reflects approximately $400 million of higher metal input costs, primarily as a result of the higher average aluminum prices, and higher costs for transportation, energy and contract labor.

Novelis Inc. 3560 Lenox Road, Suite 2000 Atlanta, Georgia 30326	Telephone Fax	#VALUE!	Website Email	www.novelis.com info@novelis.com

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
February 27, 2013

Segment Review, page 42

Comment 4:
In your discussion of depreciation and amortization expense on page 45, you disclose that the reduction in depreciation and amortization expense is primarily as a result of facilities that have been shut-down. Please specify which facilities you are referring to as well as whether this is due to the assets being fully impaired or being classified as assets held for sale.

Response 4:
As disclosed in Note 2 Restructuring Programs to our financial statements, the following facilities were shut down during fiscal 2011 or 2012: a lithographic sheet line in Goettingen, Germany; our foil and packaging facility in Bridgnorth, UK; the Saguenay Works facility in Quebec, Canada; one rolling mill in Santo Andre, Brazil; and our smelter in Aratu, Brazil. As of March 31, 2012, all of these facilities have been either sold, scrapped or have been impaired to their estimated realizable values, which was close to zero. Therefore, none are classified as held for sale. We do disclose that our Rugles, France; Dudelange, Luxembourg and Berlin, Germany facilities are classified as held for sale, but because they were classified as held for sale in March 2012, they did not have a material effect on depreciation expense.

Liquidity and Capital Resources, page 51

Comment 5:	Please expand your liquidity and capital resources discussion to address your exposure to margin calls, if applicable, under the terms of your derivative contracts.

Response 5:
Under our terms of credit with counterparties to our derivative contracts, we do not have any material margin call exposure. No material amounts have been posted by Novelis nor do we hold any material amounts of margin posted by our counterparties. We will disclose these facts in future filings.

Available Liquidity, page 52

Comment 6:	Please enhance your liquidity disclosure to address the following:

•	Disclose the amount of foreign cash and short-term investments you have as compared to your total amount of cash and short-term investments as of the latest balance sheet date; and

•
Disclose that your intent is to permanently reinvest foreign amounts outside of Canada and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your Canadian operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
February 27, 2013

Response 6:
We will disclose the amount of cash in Canada and outside of Canada in future filings. Supplementally, we would like to inform the Staff that we have not asserted that our intent is to permanently reinvest all foreign amounts locally. For those subsidiaries where the earnings are considered to be permanently reinvested, no provision for Canadian income taxes has been recorded. For other subsidiaries for which we have not asserted that the earnings are permanently reinvested, we do record the related income tax liability. The following disclosure is an example of the expanded discussion we will include in future filings:

As of December 31, 2012, we held less than $1 million of "Cash and cash equivalents" in Canada with the rest held throughout the other countries in which we operate. Additionally, as of December 31, 2012, we held $30 million of cash in jurisdictions for which we have asserted that earnings are permanently reinvested and we plan to continue to fund operations and local expansions with cash held in those jurisdictions. Our significant future uses of cash include funding our expansion projects globally, which we plan to fund with cash flows from operating activities and local financing, and servicing our debt obligations domestically, which we plan to fund with cash flows from operating activities and, if necessary, repatriating cash from jurisdictions for which we have not asserted that earnings are permanently reinvested. Cash held outside Canada is free from significant restrictions that would prevent the cash from being accessed to meet the Company's liquidity needs including, if necessary, to fund operations and service debt obligations in Canada. Upon the repatriation of any earnings to Canada, in the form of dividends or otherwise, we could be subject to Canadian income taxes (subject to adjustment for foreign taxes paid) and withholding taxes payable to the various foreign jurisdictions. As of December 31, 2012, we do not believe adverse tax consequences exist which would restrict our use of “Cash or cash equivalents” in a material manner.

Comment 7:
We note your risk factor on page 24 which indicates that your ability to access cash from joint ventures and subsidiaries that you do not control may be more restricted than if these entities were wholly-owned subsidiaries. To the extent material, please expand your liquidity disclosures to discuss this potential risk to your liquidity.

Response 7:
With the acquisition of substantially all of the minority interest shares in our Korean subsidiary in December 2011, there is no longer a potential material restriction on access to cash from joint ventures and subsidiaries that we do not control. We will remove the related risk factor in future filings.

Operating Activities, page 52

Comment 8:
Please expand your disclosures to discuss the underlying reasons for changes in working capital components, with specific discussions for accounts receivable, inventories and accounts payable. Given the impact that the changes in accounts receivable and inventories have had on your cash flows from operations, please also consider whether a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of your financial statements. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
February 27, 2013

Response 8:
We will expand the discussion of the underlying reasons for changes in working capital components in future filings. Additionally, we will include such discussion for all periods presented in our future filings. Our Form 10-Q for the period ended December 31, 2012 includes the following disclosure as an example of the expanded discussion we will include in future filings:

Net cash provided by operating activities was $15 million for the nine months ended December 31, 2012, which compares unfavorably to $205 million in the nine months ended December 31, 2011. The decline was primarily the result of lower "Segment income" in the current year of $723 million as compared to prior year of $820 million, as well as unfavorable changes in working capital. During the nine months ended December 31, 2012 and 2011, cash used to fund our working capital needs was $363 million and $220 million, respectively. The increase in working capital in the current year was primarily the result of a $200 million increase in inventory due to higher quantities on hand as of December 31, 2012, partially offset by our forfaiting and factoring of trade receivables. As of December 31, 2012 and March 31, 2012, we had forfaited and factored, without recourse, certain trade receivables aggregating $156 million and $53 million, respectively, which resulted in a favorable impact on net cash provided by operating activities of $103 million for the nine months ended December 31, 2012. The change in working capital for the nine months ended December 31, 2011, was also impacted by the significant decline in the price of aluminum from $2,600 per tonne as of March 31, 2011 to $1,971 per tonne as of December 31, 2011. The decline in aluminum prices impacted our working capital needs by reducing our accounts payables, offset by lower inventory and accounts receivable values as of December 31, 2011 when compared to March 31, 2011. As of December 31, 2011 and March 31, 2011, we had forfaited and factored, without recourse, certain trade receivables aggregating $99 million and $60 million, respectively, which resulted in a favorable impact on net cash provided by operating activities of $39 million for the nine months ended December 31, 2011. Included in cash flows from operating activities was $256 million and $266 million of interest payments in the nine months ended December 31, 2012 and 2011, respectively. We contributed $57 million and $56 million to our pension plans during the nine months ended December 31, 2012 and 2011, respectively. During the remainder of fiscal 2013, we expect to contribute an additional $26 million to our pension plans.

Supplementally, we inform the Staff that we have considered discussion of days sales outstanding and days sales in inventory, and will continue to monitor those measures to evaluate whether their inclusion would be beneficial should they indicate any deterioration in the quality of the related assets, or warrant any further disclosure in our discussion of Operating Activities.

Contractual Obligations, page 56

Comment 9:
Your disclosures in note (e) to the table of contractual obligations indicate that you excluded the impact of derivative instruments. Given that the table is aimed at increasing transparency of cash flows, please help us understand how you determined it was appropriate to exclude these amounts.

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
February 27, 2013

Response 9:
We have excluded the amounts for derivative liabilities from our contractual obligations table as these are fair value measurements determined at an interim date within the contractual term of the arrangement and, accordingly, do not represent the ultimate contractual obligation (which could ultimately become a receivable). Also, as a result, the timing and amount of the ultimate future cash flows are uncertain. To improve transparency in cash flows, we include the expected cash flows from derivative contracts for the upcoming financial reporting period, based on current market conditions, in the Liquidity section of Management’s Discussion & Analysis. Additionally, in future filings, we will disclose the fair value of derivative liabilities in note (e) to the table of contractual obligations.

Critical Accounting Policies

Impairment of Goodwill, page 58

Comment 10:
Please help us better understand how you determined that your operating segments also represent your reporting units pursuant to ASC 350-20-35-33 through 35-37. We remind you that a reporting unit for purposes of testing goodwill for impairment is an operating segment or one level below. Please clarify in your disclosures if you are aggregating two or more components of an operating segment to arrive at your reporting units. If so, please provide us with a comprehensive explanation as to how you determined this was appropriate pursuant to ASC 350-20-35-5. Your explanation should also address ASC 350-20-55-7, which states that all of the factors in ASC 280-10-50-11 should be considered in determining whether the components of an operating segment have similar economic characteristics.

Response 10:
We do not aggregate components of an operating segment to arrive at our reporting units and will add that disclosure to future filings. ASC 350-20-35-34 states “A component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.” We manage the remelt, casting, rolling and finishing of metal on a regional basis (North America, South America, Europe and Asia). As such, to produce a finished good, metal may move between as many as four of our plants within a region. Certain of our individual plants produce goods in all of our product categories. Additionally, we manage many of our administrative and support functions at a regional level and do not allocate these costs to any lower levels. Accordingly, while individual operational metrics, such as volumes of a certain type of product or metal cost at an individual plant, are produced and reviewed by our segment management (our regional presidents), we do not produce discrete full operating results at a level below our operating segments (our regions) that our segment management would review when evaluating full operational results.

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
February 27, 2013

Impairment of Long Lived Assets and Other Intangible Assets, page 59

Comment 11:
We note your disclosures regarding impairment of long lived assets and intangible assets. In the interest of providing readers with better insight into management’s judgments in accounting for long lived assets and intangible assets, please disclose the following:

•	How you group long lived assets for impairment and your basis for that determination;

•	How you determine when long lived assets should be tested for impairment;

•	How frequently you evaluate for the types of events and circumstances that may indicate impairment; and

•	Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long lived assets.
If any material long lived assets or asset groups have a carrying value less than their corresponding undiscounted cash flows and the fair value is not substantially in excess of the carrying value, please disclose the nature of the assets and their carrying value and convey how close their carrying value is to fair value. Please also disclose key assumptions you made and describe any potential events and/or changes in circumstances that could reasonably be expected to negatively affect those key assumptions.

Response 11:	In future filings, we will revise the first two paragraphs of our Impairment of Long Lived Assets and Other Intangible Assets section of our Critical Accounting Policies and Estimates as follows:

We assess the recoverability of long-lived assets and finite-lived intangible assets whenever events or changes in circumstances indicate that we may not be able to recover the asset’s carrying amount. Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business or a change in utilization of property and equipment.

We group assets to test for impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. These levels are dependent upon an asset’s usage, which may be on an individual asset level or aggregated at a higher level including a region-wide grouping. When evaluating long-lived assets and finite-lived intangible assets for potential impairment, we first compare the carrying value of the asset to the asset’s estimated future net cash flows (undiscounted and without interest charges). If the estimated future net cash flows are less than the carrying value of the asset, we calculate and recognize an impairment loss. If we recognize an impairment loss, the carrying amount of the asset is adjusted to fair value based on the discounted estimated future net cash flows and will be its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated over the remaining useful life of that asset. For an amortizable intangible asset, the new cost basis will be amortized over the remaining useful life of the asset.

Supplementally, we advise the Staff that there were no cases where expected undiscounted future cash flows were not substantially in excess of the carrying value of any asset group.

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
February 27, 2013

Income Taxes, page 61

Comment 12:
The ultimate recovery of certain of your deferred tax assets is dependent on the amount and timing of taxable income that you will ultimately generate in the future and other factors such as the interpretation of tax laws. You provided a valuation allowance as of March 31, 2012 aggregating $251 million against such assets based on your current assessment of future operating results, timing and nature of realizing deferred tax liabilities, tax planning strategies and tax carrybacks. Please revise your disclosures to provide a more detailed explanation as to (i) how you determined the amount of your valuation allowance and (ii) how you determined that the realization of the remaining deferred tax assets was more likely than not. Please ensure your disclosure addresses each of the following points, as appropriate:

•
Disclose the amount of pre-tax income that needs to be generated to realize the deferred tax assets to the extent you are relying on future income. Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment;

•
Disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the deferred tax assets to the extent you are relying on deferred tax liabilities; and

•
Please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies.

Refer to ASC 740-10-30-16 through 30-25 and Section 501.14 of the Financial Reporting Codification for guidance.

Response 12:	We will revise our disclosure in future filings, which will take the following form:
We considered all available evidence, both positive and negative, in determining the appropriate amount of the valuation allowance against our deferred tax assets as of March 31, 2012. In evaluating the need for a valuation allowance, the Company considers all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as any other available and relevant information. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carryforward period and potential income from prudent and feasible tax planning strategies. Negative evidence includes items such as cumulative losses, projections of future losses, and carryforward periods that are not long enough to allow for the utilization of the deferred tax asset based on existing projections of income. In certain jurisdictions, deferred tax assets related to loss carryforwards and other temporary differences exist without a valuation allowance where in our judgment the weight of the positive evidence more than offsets the negative evidence.

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
February 27, 2013

Upon changes in facts and circumstances, we may conclude that certain deferred tax assets for which no valuation allowance is currently recorded may not be realizable in future periods, resulting in a charge to income. Existing valuation allowances are re-examined under the same standards of positive and negative evidence. If it is determined that it is more likely than not that a deferred tax asset will be realized, the appropriate amount of the valuation allowance, if any, is released, in the period this determination is made.
As of March 31, 2012, the Company concluded that a valuation allowance totaling $251 million was required against its deferred tax assets comprised of the following:

•	$171 million of the valuation allowance relates to losses and tax credit carryforwards in Canada and certain foreign jurisdictions.

•	$80 million of the valuation allowance relates to other deferred tax assets originating from temporary differences in Canada and certain foreign jurisdictions.
In determining these amounts, the Company considered the reversal of existing temporary differences as a source of taxable income. The ultimate realization of the remaining deferred tax assets is contingent on the Company’s ability to generate future taxable income within the carryforward period and within the period in which the temporary differences become deductible. Due to the history of negative earnings in these jurisdictions and future projections of losses, the Company believes it is more likely than not the deferred tax assets will not be realized prior to expiration.

Through March 31, 2012, the Company recognized deferred tax assets related to loss carryforwards and other temporary items of approximately $319 million in the US, Brazil, Germany and certain other foreign jurisdictions. The Company determined that existing taxable temporary differences, exclusive of indefinite lived intangibles, will reverse within the same period as the deductible temporary items generating sufficient taxable income to support realization of $174 million of these deferred tax assets. Realization of the remaining $145 million of deferred tax assets is dependent on our ability to earn sufficient pretax income in those jurisdictions to realize those deferred tax assets. The realization of our deferred tax assets is not dependent on tax planning strategies.

Supplementally, we confirm to the Staff that the projection of future operating results used in our determination of the realizability of the deferred tax assets is the same as that used in our analysis of the fair value of our reporting units for purposes of testing goodwill for impairment and any other assessment of our tangible and intangible assets for impairment.

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
February 27, 2013

Financial Statements

Notes to the Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

Revenue Recognition, page 76

Comment 13:	Please separately present the amount of revenues and corresponding costs of revenues for services provided related to tolling arrangements, if material. Refer to Rule 5-03 of Regulation S-X.

Response 13:
Tolling revenue is not greater than 10% of total “Net sales” for any period in our Consolidated Statement of Operations and therefore, we do not consider this material. Additionally, the primary difference between tolling revenue and our other revenue is that we do not own the metal. However, our business model is a conversion business model whereby the cost of metal is a pass through cost affecting both sales and cost of sales. So, for both tolling revenue and other revenue, the profit we earn is based on the conversion margin, and similar conversion processes are being applied to the metal. Therefore, we do not consider tolling to be a different category of revenue under Rule 5-03.1 of Regulation S-X. Accordingly, we will remove reference to this policy in our Business and Summary of Significant Accounting Policies in our future filings.

Note 2. Restructuring Charges, page 84

Comment 14:
During the year ended March 31, 2012, you sold the land and reversed the outstanding environmental contingencies of $21 million related to the Rogerstone facility. Please expand your disclosures to better explain how you determined it was appropriate to reverse the outstanding environmental contingencies liability, including if the liability related to this matter was passed on to the seller.

Response 14:	We will expand our disclosure in future filings to state that the liability related to this matter was passed on to the purchaser of the Rogerstone facility.

Comment 15:
Please expand your disclosures to clarify how the amounts in your textual disclosures correspond to the amounts in the table. For example, you disclose that restructuring charges, net for the year ended March 31, 2012 of $60 million include $42 million of non-cash charges. It is not clear how these amounts correlate to the $39 million of provisions reflected in your table for the year ended March 31, 2012.

Response 15:
Of the $60 million of restructuring charges, net for the year ended March 31, 2012, $42 million of non-cash charges related to asset impairments which reduced the balance of the related asset rather than affecting the restructuring liability. Therefore, $18 million of restructuring charges, net affected the restructuring liability. This amount is comprised of provisions of $39 million and a reversal of $21 million, as described in the table. We will clarify this in our future filings.

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
February 27, 2013

Note 5. Assets Held for Sale, page 87

Comment 16:
You announced the planned sale of three plants in 2012 and classified the respective assets and liabilities of these plants as assets held for sale and liabilities held for sale. Please tell us what consideration was given as to whether these plants should be reflected in discontinued operations pursuant to ASC 205-20.

Response 16:	We considered the criteria in ASC 205-20-45-1 which state that in order to qualify as discontinued operations, the disposal group must meet all of the following criteria:

1-	The disposal group must qualify as a component of an entity

2-
Both of the following conditions are met or expected to be met by the end of the assessment period (defined as the point the component meets the criteria to be classified as held for sale or is disposed of through one year after the component is actually disposed of):

a.	The operations and cash flows of the component have been or will be eliminated from the ongoing operations of the entity in the disposal transaction

b.	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction

While we concluded that neither of the criteria were met, the strongest determinant was that we will have significant continuing involvement in the operations of the three plants after the disposal transaction.

We considered the guidance in ASC 205-20-55-3 which provides the following steps that may be used to evaluate whether the two conditions of paragraph 205-20-45-1 are met:

Step 1: Are continuing cash flows expected to be generated by the ongoing entity?

Step 2: Do the continuing cash flows result from a migration or continuation of activities?

Step 3: Are the continuing cash flows significant?

If the answer to Step 1, 2, or 3 is no, then evaluate Step 4.

Step 4: Does the ongoing entity have significant continuing involvement in the operations of the disposed component?

As to Step 1: Approximately 50% of the metal needed in the manufacturing process in each of the three plants was previously supplied by other Novelis European plants. Additionally, one of our plants previously supplied substantially all the highly complex lacquer and laminate materials that are needed in the manufacturing process at the Berlin plant. At the closing of the sale, we entered into a Metal Supply Agreement and Lacquer Supply Agreement with the buyer. Pursuant to the Metal Supply Agreement, Novelis has agreed to sell the buyer certain metal volumes necessary to operate the Rugles, Dudelange, and

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
February 27, 2013

Berlin plants. Pursuant to the Lacquer Supply Agreement, Novelis will continue to supply lacquer and laminate materials for the Berlin plant operations. Therefore, the ongoing entities of Novelis are expected to continue to generate cash inflows from the buyer of the disposal group.

As to Step 2: As noted above, we executed supply agreements with the buyer and, accordingly, will continue to receive cash inflows from the disposal group subsequent to disposal. If a determination is made that continuing cash inflows represent direct cash flows, an evaluation of cash outflows is not necessary (ASC 205-20-55-14). Therefore, we concluded that the cash flows resulted from a migration or continuation of activities.

As to Step 3: We compared the expected continuing cash flows to be generated by the ongoing entity after the disposal transaction and the cash flows that would have been expected to be generated by the disposed component absent the transaction for our fiscal years 2013 – 2017. For all years, the percentage of the expected cash flows from the disposal group as compared to the expected cash flows assuming no disposal was between 24% and 26%. While the guidance in ASC 205-20 does not provide any quantitative bright lines to assess the significance of cash flows, it is noteworthy that the illustrations in ASC 205-20 provide examples that conclude continuing cash flows of 20% are significant, while other examples conclude that continuing cash flows of 5% are not significant. Based on this guidance, we have concluded that continuing cash flows of 20% or more are significant and have determined that we expect to have significant continuing cash flows with the disposal group.

Therefore, we concluded that we did not meet all of the criteria of ASC 205-20-45-1 and the disposal group should not be considered discontinued operations.

Note 9. Investment and Advances to Non-Consolidated Affiliates and Related Party Transactions, page 92

Comment 17:	Please provide the summarized results of operations as detailed in Rule 1-02(bb) of Regulation S-X or tell us why such information is not required. Refer to Rule 4-08(g)(1) of Regulation S-X.

Response 17:
Of the three entities included in our disclosure, Concorcio Candonga and MiniMRF LLC do not meet any of the significance criteria of Rule 1-02(w) of Regulation S-X. Aluminium Norf GmbH (“Norf”) meets the 10% criteria (but is less than 20%) based on the proportion of our share of the assets in Norf as compared to our total assets. Norf is a joint venture which is operated by Norsk Hydro (a competitor of ours) and Novelis. The joint venture is operated to provide tolling services to Norsk Hydro and Novelis and charges each of the joint venture partners fees sufficient solely to reach near break-even levels of net income. The joint venture has no other third-party customers. Therefore, Norf is not an operating joint venture running a separate business, but rather is being operated as an integrated part of each of the joint venture partners’ businesses providing services to take advantage of economies of scale. Accordingly, to satisfy the requirements of Rules 4-08(g)(1) and 1-02(bb) of Regulation S-X, we have historically presented our proportionate share of the balance sheet and income statement information, as we concluded that this best complied with the spirit of the Rule, and provided the user of the financial statements useful information as to the makeup of the detailed financial statement line items that comprise our “Investment in and advances to non-consolidated affiliates” on our Consolidated Balance Sheets and our “Equity in net loss of non-

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
February 27, 2013

consolidated affiliates” on our Consolidated Statements of Operations. However, we acknowledge the Staff’s comment and, therefore, will include disclosure similar to the following in future filings:

The following table summarizes the ownership structure and our ownership percentage of the non-consolidated affiliates in which we have an investment as of March 31, 2012, and which we account for using the equity method. We do not control our non-consolidated affiliates, but have the ability to exercise significant influence over their operating and financial policies. We have no material investments that we account for using the cost method.

Affiliate Name	Ownership Structure	Ownership Percentage
Aluminium Norf GmbH	Corporation	50%
Consorcio Candonga	Unincorporated Joint Venture	50%
MiniMRF LLC	Limited Liability Company	50%

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
February 27, 2013

The following table summarizes the assets, liabilities and equity of our equity method affiliates in aggregate as of March 31, 2012 and 2011.

	March 31,
	2012	2011
Assets:
Current assets	$156	$160
Non-current assets	632	660

Total assets	$788	$820

Liabilities:
Current liabilities	$132	$126
Non-current liabilities	308	326

Total liabilities	440	452
Equity:
Total equity	348	368

Total liabilities and equity	$788	$820

The following table summarizes the results of operations of our equity method affiliates in aggregate for the years ending March 31, 2012, 2011 and 2010. It also describes the nature and amounts of significant transactions that we had with our non-consolidated affiliates (in millions).

	Year Ended March 31,
	2012	2011	2010
Net sales	$504	$458	$484
Costs and expenses related to net sales	487	436	468
Provision for taxes on income	9	12	10

Net income (loss)	$8	$10	$6

Purchase of tolling services from Aluminium Norf GmbH (Alunorf)	$252	$229	$241

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
February 27, 2013

Included in the accompanying consolidated financial statements are transactions and balances arising from businesses we conduct with these non-consolidated affiliates, which we classify as related party transactions and balances. For the year ended March 31, 2012, Alunorf had a $16 million related party loan outstanding. We earned less than $1 million of interest income on the loan due from Alunorf during each of the periods presented in the table above. We believe collection of the full amount receivable is probable; thus, no allowance for loan loss was provided for this loan as of March 31, 2012 and 2011.
We have guaranteed the indebtedness for a credit facility and loan on behalf of Alunorf. The guarantee is limited to 50% of the outstanding debt, not to exceed 6 million Euros. As of March 31, 2012, our guarantee was $1 million.
The following table describes the period-end account balances that we had with these non-consolidated affiliates, included in the related party balances in the accompanying consolidated balance sheets (in millions).

	March 31,
	2012	2011
Accounts receivable-related parties	$33	$28
Other long-term assets-related parties	$16	$19
Accounts payable-related parties	$51	$50

Note 11. Debt, page 95

Comment 18:
Please clearly disclose whether you were in compliance with your debt covenants. Please also disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.0 of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at

http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response 18:
We have disclosed that we are in compliance with our debt covenants in our Form 10-Q for the period ended December 31, 2012 and will include this disclosure in future filings for which it is appropriate. In all reporting periods, there were no material debt covenants that it was reasonably likely we would not have met. For future filings, we will consider whether there are any significant covenants that it is reasonably likely we will not meet, and expand our disclosures as appropriate.

Note 13. Postretirement Benefit Plans, page 101

Comment 19:    Please tell us what consideration you gave to ASC 715-20-50-4 in determining that you should combine disclosures about domestic and foreign plans.

Response 19:	As a foreign entity, we compared the benefit obligation and assumptions of our Canadian plans to those outside of Canada. We determined that the benefit obligation of our plans

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
February 27, 2013

outside of Canada was significant relative to our total benefit obligation as it represented 91% of the total benefit obligation recorded as of March 31, 2012. However, we concluded that our domestic benefit obligation was not significant as compared to the total benefit obligation to require separate disclosure.

We set all of our pension and other postretirement benefit plan assumptions centrally. We determined that the assumptions used for the plans outside of Canada were not significantly different than those used for our Canadian plans. We examined all of our assumptions to make this determination, but the primary weight fell to the discount rate, average compensation growth and expected return on asset assumptions. The following table shows the assumptions used in our Canadian plans for each of those three assumptions (as applicable) as compared to the weighted average of all the assumptions for all our foreign plans:

Pension	Canada	Foreign	Difference
Discount Rate	4.3%	4.4%	(0.10)%
Avg Compensation Growth	3.5%	3.4%	0.1%
Expected Return on Assets	6.3%	6.8%	(0.50)%

Other Benefits	Canada	Foreign	Difference
Discount Rate	4.3%	4.2%	0.1%
Avg Compensation Growth	3.5%	4.0%	(0.50)%

We concluded that our domestic benefit obligation was not significant compared to our total benefit obligation, and that our assumptions for domestic and foreign plans were not significantly different. Therefore, we concluded that it was appropriate to combine the disclosures of our domestic and foreign benefit plans in accordance with ASC 715-20-50-4.

Note 18. Income Taxes, page 114

Comment 20:
In regards to your undistributed earnings in your foreign subsidiaries, please disclose the amount of undistributed earnings for which you have and have not recorded a tax provision. Refer to ASC 740-30-50-2.

Response 20:
In future filings, we will revise the disclosure to include the amount of undistributed earnings of our foreign subsidiaries for which a deferred tax liability is not recognized because it is intended to be indefinitely reinvested in those operations. Below is an example of such a disclosure:

For the year ended March 31, 2012, the Company had net earnings of approximately $228 million for which we had not provided Canadian income tax or withholding taxes because we consider them to be indefinitely reinvested. The Company acknowledges that it would need to accrue and pay taxes should it decide to repatriate cash and short term investments generated from earnings of its foreign subsidiaries that are considered

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
February 27, 2013

indefinitely reinvested. Except for those jurisdictions where the Company has already distributed and paid taxes on the earnings, the Company has reinvested and expects to continue to reinvest undistributed earnings of foreign subsidiaries indefinitely. Cash and cash equivalents held by foreign subsidiaries that are indefinitely reinvested are used to cover expansion and short-term cash flow needs of such subsidiaries. The amounts considered indefinitely reinvested would be subject to possible Canadian taxation only if remitted as dividends. However, due to the Company’s full valuation allowance position in Canada as well as substantial net operating loss carryforwards and exempt surpluses for Canadian tax purposes, the resulting financial statement impact would be immaterial if the earnings were distributed.

Note 19. Commitments and Contingencies

Environmental Matters, page 118

Comment 21:
You provide disclosures on page 26 regarding current and former facilities which include asbestos-containing materials. You also discuss being involved in claims and litigation filed on behalf of persons alleging injury predominately as a result of occupational exposure to substances at your current and former facilities. On page 119, you disclose that you have reviewed environmental matters, including those for which you assumed liability as a result of your spin-off from Alcan Inc. As a result of this review, you determined that the currently anticipated costs associated with these environmental matters will not, individually or in the aggregate, materially impact your operations or materially adversely affect your financial condition, results of operations or liquidity. It is not clear if your disclosures on page 119 also include your consideration of the matters disclosed on page 26. In this regard, please clarify in your disclosures whether these matters are also included in your representation or provide the disclosures required by ASC 450-20-50 and SAB Topic 5:Y related to the matters discussed on page 26.

Response 21:
In the Company’s risk factor disclosure on page 26, we include a discussion of claims and potential claims by persons alleging exposure to asbestos-containing materials at our current and former facilities.  These claims and potential claims are included in the environmental matters we discuss on page 119.  In response to the Staff’s comment, our Form 10-Q for the period ended December 31, 2012 included additional disclosure to clarify that our discussion of environmental matters in the Commitments and Contingencies footnote includes consideration of claims by persons alleging exposure to hazards at our current and former facilities.  We will include a similar disclosure in future filings.

Brazil Tax Matters, page 119

Comment 22:
Under a federal tax dispute settlement program established by the Brazilian government, you have settled several disputes with Brazil’s Ministry of Treasury. You have established liabilities for these settlements of $163 million at March 31, 2012. Please further clarify in your disclosures whether there are remaining disputes which have not been settled. If so, please address the following:

•	Please disclose either (a) the amount or range of reasonably possible loss in excess of the accrual or (b) that an amount of reasonably possible loss in excess of accrual cannot be estimated; and

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
February 27, 2013

•
If you are unable to estimate the amount or range of reasonably possible loss for this lawsuit, please supplementally: (a) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (b) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please refer to ASC 450-20-50-3 through 50-5.

Response 22:
We have disputes with the Brazilian tax authorities which have not been settled. Provisions have been recognized for those disputes where we have concluded a loss is probable. In addition, any unresolved disputes for which we have determined that the likelihood of loss is reasonably possible have been included in the range of reasonably possible losses we disclosed on page 118. In response to the Staff’s comment, our Form 10-Q for the quarter ended December 31, 2012 included additional disclosure to clarify that the Company is involved in other unresolved tax disputes involving the Brazilian tax authorities in addition to the disputes we have settled under the federal tax dispute settlement program. In future filings, we will further clarify that any unresolved tax disputes for which we have determined that the likelihood of loss is reasonably possible are included in the range of reasonably possible losses we disclose for all of the Company’s contingencies.

Note 23. Supplemental Guarantor Information, page 125

Comment 23:
Certain guarantors may be subject to restrictions on their ability to distribute earnings to Novelis Inc. Please tell us the nature of these restrictions and what consideration you gave to these restrictions in determining that these guarantees are full and unconditional pursuant to Item 3-10(h)(2) of Regulation S-X.

Response 23:
The Company conducts a significant portion of its business and derives a substantial amount of its income from its subsidiaries.  Therefore, the Company’s ability to make payments on its obligations, including the notes, is dependent on the earnings and distribution of funds from its subsidiaries.  The disclosure on page 125 stating that certain guarantors may be subject to restrictions on their ability to distribute earnings to Novelis Inc. is intended to provide notice to investors that the earnings of certain subsidiary guarantors may not be distributed to the Company, as their parent, which could impact the ability of the Company to make payments of interest and principal on the notes.  Such restrictions do not relate to any restrictions under the indenture governing the notes, but relate to the availability of funds, the terms of various credit and other arrangements entered into by such subsidiaries, as well as statutory and other legal restrictions in the jurisdictions in which they operate.

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
February 27, 2013

Therefore, such restrictions on the distribution of earnings to the Company do not affect the requirement pursuant to Section 10.01 of the indenture governing the notes that in the event that the Company fails to make a scheduled payment under the notes, the guarantors are obligated to make prompt payment of any amounts due, including interest.  In the event that the guarantor does not make payment promptly, the holder may bring suit directly against the guarantor for payment of all amounts due and payable pursuant to the guarantee.  In addition, pursuant to Section 10.01, each subsidiary guarantor has explicitly agreed, among other things, (i) that its obligations with respect to the guarantee are joint and several and unconditional and (ii) to the extent permitted by applicable law, to waive and relinquish all of its claims, rights and remedies accorded by applicable law to guarantors.  Consequently, the Company respectfully submits that the guarantees are “full and unconditional” pursuant to Rule 3-10.

Form 8-K filed November 6, 2012

Comment 24:
Given that you appear to record restructuring charges in every period, please help us better understand how you determined it was appropriate to characterize these as special items. Please refer to Item 10(e)(ii)(B) of Regulation S-K.

Response 24:
Our connotation of the restructuring charges and other items as special was not intended to indicate that they are one-time or non-recurring, but to adjust for items which may recur in varying magnitude, which then affect the comparability of the operational results of our underlying business. In future 8-K filings, we will refrain from describing these items as special. In addition, we will include the following description in future 8-K filings to more clearly indicate the reason for which we are adjusting for these items as follows:

We adjust for items which may recur in varying magnitude which affect the comparability of the operational results of our underlying business.

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
February 27, 2013

In addition, pursuant to the Staff’s letter, we hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (404) 760-4068 with any questions concerning our responses to the Staff’s comments.

Sincerely,

/s/ Steven Fisher

Steven Fisher
Senior Vice President and
Chief Financial     Officer

cc:     Ms. Nudrat Salik, Securities and Exchange Commission
Ms. Jeanne Baker, Securities and Exchange Commission
Mr. Robert Nelson, Novelis Inc.
Mr. Leslie J. Parrette, Novelis Inc.
Mr. Donald Stewart, Audit Committee Chairman, Novelis Inc.
Mr. Keith M. Townsend, King & Spalding LLP